As filed with the Securities and Exchange Commission on December 7, 2000
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                            FRANKLIN RESOURCES, INC.
             (Exact name of registrant as specified in its charter)
           DELAWARE                         6035                 13-2670991
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)     Classification Number)    Identification No.)
                          777 Mariners Island Boulevard
                        San Mateo, California 94404-1585
                                 (650) 312-2000
                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrants' principal executive office)
                             Leslie M. Kratter, Esq.
                       Senior Vice President and Secretary
                          777 Mariners Island Boulevard
                        San Mateo, California 94404-1585
                                 (650) 312-2000
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                    Please send copies of communications to:
          Jeremy W. Dickens, Esq.                Stanley F. Farrar, Esq.
          Jeffrey E. Tabak, Esq.                   Sullivan & Cromwell
        Weil, Gotshal & Manges LLP               1888 Century Park East
             767 Fifth Avenue              Los Angeles, California 90067-1725
         New York, New York 10153                    (310) 712-6600
              (212) 310-8000
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
=================================================== ====================== ================= ================ =================
                                                                           PROPOSED          PROPOSED
                                                                           MAXIMUM           MAXIMUM
TITLE OF EACH CLASS                                 AMOUNT TO BE           AGGREGATE PRICE   AGGREGATE        AMOUNT OF
OF SECURITIES TO BE REGISTERED                      REGISTERED             PER SHARE         OFFERING PRICE   REGISTRATION FEE
--------------------------------------------------- ---------------------- ----------------- ---------------- -----------------
Common Stock, par value $0.10 per share             8,280,000 shares (1)   $36.315(2)        $300,688,200     $79,382
=================================================== ====================== ================= ================ =================

(1) Includes 1,080,000 shares subject to the underwriters' over-allotment option.
(2) Calculated in accordance with Rule 457(c) based on the average of the high and low sale prices per share on the New York Stock Exchange on December 4, 2000.
         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

NY2:\982142\11\46360.0043

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                 Subject to Completion. Dated December 7, 2000.


                                7,200,000 Shares

                            FRANKLIN RESOURCES, INC.

                                  Common Stock

                                   ----------

         The common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "BEN" and on the London Stock Exchange under the symbol "FKR". The last reported sale price of our common stock on the New York Stock Exchange on December 5, 2000 was $37.50 per share.

         See "Risk Factors" beginning on page 10 to read about factors you should consider before buying shares of the common stock.

                                   ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                                                                                    PER SHARE               TOTAL
                                                                                    ---------               -----
Price to public.........................................................       $                       $
Underwriting discount...................................................       $                       $
Proceeds, before expenses, to Franklin Resources........................       $                       $

         To the extent that the underwriters sell more than 7,200,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,080,000 shares from Franklin Resources at the price to public less the underwriting discount.

                                   ----------

         The underwriters expect to deliver the shares against payment in New York, New York on , 2000.

GOLDMAN, SACHS & CO.                               MERRILL LYNCH & CO.

                                   ----------


                            Prospectus dated , 2000.

         WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AS IF WE HAD AUTHORIZED IT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE, NOR DOES THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE COVER PAGE. WHEN WE DELIVER THIS PROSPECTUS OR MAKE A SALE PURSUANT TO THIS PROSPECTUS, WE ARE NOT IMPLYING THAT THE INFORMATION IS CURRENT AS OF THE DATE OF THE DELIVERY OR SALE.

         Whenever we refer to the "Franklin Resources" or to "us," or use the terms "we" or "our" in this prospectus, we are referring to Franklin Resources, Inc., a Delaware corporation, and its consolidated subsidiaries. However, for purposes of the section entitled "Description of Capital Stock," whenever we refer to the "Franklin Resources" or to "us," or use the terms "we" or "our," we are referring only to Franklin Resources, Inc. and not to any of its subsidiaries.

                                ----------------


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to incorporate by reference the information we file with it. This means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents we filed with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

                  o Annual Report on Form 10-K for the year ended September 30, 2000;

                  o description of our common stock contained in our registration statement on Form 8-A (File No. 1-9318) on November 6, 1986, including any amendment or report filed for the purpose of updating that description; and

                  o all documents filed by us with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of our common stock pursuant to this prospectus.

         You may request a copy of these filings at no cost by writing to our Corporate Secretary at Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, California 94404-1585, or telephoning us at (650) 312-2000.

                              --------------------

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

                            FRANKLIN RESOURCES, INC.

COMPANY BACKGROUND

         We are a leading global investment management company with headquarters in San Mateo, California. As of September 30, 2000, we managed $229.9 billion in mutual funds and other investment vehicles for individuals, institutions, pension plans, trusts, partnerships and other clients in over 135 countries. We offer over 240 sponsored investment products under the Franklin, Templeton and Mutual Series brand names, serviced and supported by approximately 6,500 employees in 29 countries. We provide a range of investment advisory and related services on a global basis to our investment funds, which we believe meet the wide variety of our clients' investment needs. To complement our core business, we also offer a range of consumer lending and selected retail banking services.

         Our investment products accommodate a wide variety of investment goals, including capital appreciation, growth and income, income, tax-free income and preservation of capital. With approximately one-third of our US retail assets in each of the domestic equity, international equity and fixed income categories, our asset base is among the most diversified within the asset management industry. In addition to providing a more stable asset base, this diversification allows our clients to choose among a variety of Franklin Templeton Investment products as changing economic and market conditions warrant. Our funds also offer a range of share structures and fee arrangements to meet the varying needs of the marketplace. The following table sets forth our basic categories of investment products, which are held by all types of investors, including institutional and separate accounts on a worldwide basis, their respective value and the percentage of our total assets under management as of September 30, 2000.

                                                                                                       % OF TOTAL
                                                                                                      ASSETS UNDER
                       TYPE OF ASSETS                                          VALUE IN BILLIONS       MANAGEMENT
                       --------------                                          -----------------       ----------
         Equity Funds:  Held for growth  potential,  income potential or for
         various combinations of these objectives.                                   $151.5               65.9%
         Fixed-income Funds:  Both long and short-term.                               $63.8               27.8%
         Hybrid   Funds:   Asset   allocation,    balanced,   flexible   and           $9.3                4.0%
         income-mixed funds.
         Money Funds:  Short-term liquid assets.                                       $5.3                2.3%

As of September 30, 2000, our total assets under management included $174.1 billion held in U.S. retail mutual funds and $55.8 billion held in institutional and private accounts and foreign-based investment products. At that date, non-U.S. investors held $32.4 billion, or 14.1%, of our $229.9 billion in assets under management.

INVESTMENT PHILOSOPHIES

         We believe each major portfolio investment group within Franklin Templeton Investments offers a distinct approach to investing. Our range of equity investment products includes products that use a value style of investing and others that use a growth style of investing. Our Templeton funds employ a long-term, value-oriented approach to global stock selection, focusing on investments that are worth more than their current market value and that have significant growth potential over a five-year time horizon. Our Franklin equity funds apply a growth-oriented approach, and focus on companies that both lead their respective industries and exhibit superior long-term growth potential relative to industry peers. Our Mutual Series funds focus on stocks trading at deep discounts to their asset value and often invest in companies that are undergoing structural changes or major reorganizations. The Mutual Series team often works proactively with an organization's management to devise and implement changes to enhance shareholder value.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         Our fixed income investment products employ a conservative investment style, focusing on a variety of taxable and tax-free fixed income instruments within numerous global markets. Both the Franklin and Templeton fixed income research teams seek attractive investment opportunities while avoiding unnecessary interest rate speculation or credit risk.

         Franklin Templeton sponsored investment products are managed by investment professionals who utilize a team-oriented approach to portfolio management aimed at ensuring the consistency of our investment philosophies and processes over time, notwithstanding personnel changes.

BUSINESS OPERATIONS

         We sell our fund shares primarily through an extensive network of independent distribution channels, such as broker/dealers, banks, insurance companies and other investment advisors. Approximately 3,900 national, regional and local securities brokerage firms currently distribute shares of our U.S.-registered funds to the investing public. In the United States, we have 64 general wholesale distributors and six retirement fund wholesale distributors who market our sponsored investment products to our distribution network.

         We derive the majority of our operating revenues, operating expenses and net income from providing investment advisory and related services through our subsidiaries to our sponsored investment products. The level of our revenues depends largely on the level and relative composition of assets under management. To a lesser degree, our revenues depend also on the level of mutual fund sales and the number of mutual fund shareholder accounts maintained on our transfer agent systems. The fees we charge for our services are based on contracts between our subsidiaries and our sponsored investment products or our separate account clients.

         We earn operating revenue through three primary activities: investment management, underwriting and distribution, and shareholder servicing. Investment management fees, which represent the largest component of our operating revenues, are calculated under contractual arrangements with our sponsored investment products as a percentage of the market value of assets under management. We earn underwriting commissions from the sale of certain classes of mutual funds that require payment of sales commissions at the time of purchase. We receive distribution fees from our sponsored mutual funds in return for sales and marketing efforts that we conduct on their behalf. We pay a significant amount of our underwriting and distribution fees to brokers and other intermediaries who sell our investment products to the investing public on our behalf. We receive shareholder servicing fees in return for providing a range of services, including transfer agency services such as preparing customer statements, transaction processing and tax reporting. These fees are generally fixed with respect to each shareholder account, although the fees vary with the type of fund and services being rendered.

         Our secondary business and operating segment, banking/finance, offers consumer lending and selected retail banking services to individuals.

RECENT PERFORMANCE

         Recent years have proven challenging for value investors, as the market has strongly favored growth oriented investments in a select number of industry sectors. During this time, we have supported our value-oriented funds, as we believe that long-term investors in these funds will be rewarded by periods of strong performance. Recent volatility in the equities markets has demonstrated the benefits of diversification across asset classes as well as investment styles. For example, our value-oriented Templeton Growth Fund was significantly underperforming its growth peers at the height of the market peak earlier this calendar year. Since that time, many of the leading global funds in its peer group have precipitously dropped in value, falling from strong double-digit returns to negative returns from the market peak in March 2000, while Templeton Growth Fund has simultaneously appreciated in value. Year to date, Templeton Growth Fund ranks in the top quartile of its growth peer group and leads many of its largest competitors by a significant margin.

         The consistent long-term performance of our sponsored investment products has earned many of our funds high ratings from recognized industry sources. As of September 30, 2000, 74% of our U.S. retail mutual fund assets were rated four- or five-star by Morningstar, Inc. At that date, Lipper Inc. ranked 67% of our U.S. domestic equity assets in the top half of their peer

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

groups, 69% of our tax-free products in the top half of their peer groups, and 67% of our U.S. retail taxable fixed income products in the top half of their peer groups. We are the largest manager of tax-free income funds in the United States, with $44 billion in assets under management as of September 30, 2000. Of these tax-free assets under management, 94% were held in funds that were rated four- or five-star by Morningstar. According to an industry report published by Kanon Bloch Carre, Franklin Templeton Investments was ranked the number two fund company out of the 20 largest fund companies for one-year U.S. diversified equity (asset weighted) fund performance through September 30, 2000. This represents a significant improvement from last year, when Franklin ranked number seventeen for one-year performance through the third quarter of 1999.

         Two-thirds of our Mutual Series funds were ranked in the top third of their respective Lipper peer groups for fiscal 2000, with the Mutual Beacon, Qualified, and European funds all placing in the top quartile. At the same time, all Mutual Series funds ranked in the top half of their peers during the second half of the fiscal year.

STRATEGY

         We intend to take advantage of the significant growth opportunities that we believe exist in our industry to maintain and strengthen our leadership position by pursuing the following strategies:

                  o Offer a broad base of high quality products to meet customer needs. We are committed to delivering investment products that minimize risk, maximize returns and offer a wide range of investing options to our customers. Through acquisitions and organic growth, we have broadened our product offering during the past ten years to include value and growth style equity investments, as well as various fixed income and hybrid funds. In addition to selling Templeton's value-oriented products internationally, we have now begun offering Franklin equity growth and Mutual Series products in overseas markets. We also intend to introduce additional global equity growth funds under the Franklin brand.

                  o Enhance brand recognition. We intend to leverage the widespread recognition of the Franklin, Templeton and Mutual Series brands, and their association with premium quality and service, by offering all of our sponsored investment products under the Franklin Templeton Investments brand on a global basis. We believe our strong reputation in various international markets uniquely positions us to succeed in the global marketplace. In June 2000, we launched a campaign to promote the Franklin Templeton Investments brand, both in the United States and overseas.

                  o Continue to enhance customer service. We are dedicated to providing consistent, effective customer service, aimed particularly at strengthening our relationships with the financial advisors who comprise our principal customer base. We have significantly enhanced our sales and customer service processes to address more specifically the particular interests of our customers and provide value to their business. We have invested in technology to increase sales and improve service levels and efficiencies, and intend to continue to implement technology enhancements to serve our customers more effectively. For example, we have introduced information-mining tools to enable our marketing teams to target specific customer groups and enhance the effectiveness of our sales campaigns. In addition, to respond more effectively to inquiries from both our financial advisor and shareholder customers, we intend to upgrade our call center with features such as single-user interface technology, which provides our customer service representatives with profiles of our customers when these customers call us.

                           We are also developing a comprehensive range of online services for our customers. In addition to offering transaction capabilities to our financial advisor customers, we have introduced online access to customer asset summary statements and initiated an eMail Alerts program to notify financial advisors when new information is added to our Web site. The franklintempleton.com website has been named by Forbes Magazine as one of the top ten "Best of the Web" investment management sites and by Kasina, a management consulting company, as one of the Top 10

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                                       3

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                           Mutual Fund Web Sites for Financial Professionals. We
                           are currently building an integrated global website to provide our clients throughout the world with access to our services presently available to our U.S. customers in those clients' local languages.

                  o Continue to expand internationally. We intend to continue to expand our international business by developing our operations in those markets that we believe present the most viable growth opportunities. We currently operate in 29 countries and serve clients located in more than 135 countries, which we believe provides us with a significant competitive advantage as we seek to increase our presence internationally. In fiscal 2000, we announced the acquisition of Bissett & Associates Investment Management Ltd., a Canadian investment management company; established a joint venture with Nedcor Investment Bank in South Africa; and purchased all the shares of our joint venture in Korea, thus becoming the first 100% foreign-owned investment management company in that market. We intend to continue to expand our operations and local expertise in many of the rapidly-growing markets in Asia and South America. We believe that the lack of comprehensive investment management services, growing middle class populations and government pension reforms in many of these markets represent significant growth opportunities for our business. We also intend to increase our presence in European markets by enhancing our distribution and customer service capabilities, and by introducing new products.

                  o Expand private client, high net worth and institutional businesses. We intend to strengthen our position in the rapidly-growing market to provide financial services to high net worth individuals and institutional clients. To accelerate our growth in these markets and enhance our services, we recently agreed to acquire Fiduciary Trust Company International. We expect the acquisition of Fiduciary Trust to almost double our institutional business, add more than 1,000 high net worth accounts and significantly broaden our products and services. We believe Fiduciary Trust's significant resources and experience in providing investment advice, management, trust and custody services to high net worth and institutional investors will complement and enhance the services of FT Trust Company, our existing institutional division, and the Franklin Templeton Private Client Group, which provides investment management, sales, marketing and other resources to financial advisors to high net worth individuals.

                  o Use technology to enhance business operations. We continually seek to develop a more efficient, effective organization, and are investing in new technologies to improve customer service and operations. During the past year, we undertook a number of significant system upgrades, and developed online strategies to improve our service levels, work environment and productivity. These efforts have enabled us to streamline our administrative processes to serve our customers more effectively. We are committed to building a solid technology foundation for our expanding global operations.

RECENT DEVELOPMENTS

         Fiscal 2000 Results: Our net income for the year ended September 30, 2000 was $562.1 million, or $2.28 per share on a fully diluted basis, on revenues of $2,340.1 million, compared to net income of $426.7 million, or $1.69 per share on a fully diluted basis, on revenues of $2,262.5 million a year ago. We incurred pretax restructuring charges of $58.5 million, or $0.17 per share diluted after tax, in the comparable period last year.

         For the quarter ended September 30, 2000, our net income was $140.8 million, or $0.58 per share on a fully diluted basis, on revenues of $593.1 million, compared with net income of $140.4 million, or $0.58 per share on a fully diluted basis, on revenues of $568.9 million in the preceding quarter and net income of $132.4 million, or $0.52 per share on a fully diluted basis, on revenues of $574.0 million in the comparable quarter a year ago.

         In fiscal 2000, total operating revenues increased 3% due primarily to increased simple monthly average assets under management and shareholder servicing fee increases. Investment management fees increased 4% in fiscal 2000, primarily because simple monthly average assets under management were 4% higher.

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                                       4

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         Our underwriting and distribution fees decreased 1% in fiscal 2000, despite a 24% increase in product sales. This decrease resulted from a decline in commissionable sales year over year, which led to a 12% reduction in aggregate sales commission revenues. Thus, as our mix of sales change, so does our commission revenue. The decline in sales commission revenue was offset by an increase in distribution fees during fiscal 2000. This increase was due primarily to the increased simple monthly average assets under management.

         In fiscal 2000, shareholder servicing fees increased 14% over fiscal 1999. This was due to increased fees from funds whose servicing fees are based on assets under management and increases in the per account charge, partially offset by a decrease in the average number of billable accounts for the fiscal year.

         In fiscal 2000, operating expenses decreased 3% due primarily to the restructuring charge of fiscal 1999. During fiscal 2000, underwriting and distribution expenses remained at 1999 levels. Total sales increased in fiscal 2000 by 24%, but a significant number of those additional sales were at a low or zero commission rate, resulting in a smaller proportional increase in the commissions paid to intermediaries in fiscal 2000 compared to fiscal 1999. Distribution fees increased consistent with the growth in simple monthly average assets under management, which more than offset the reduced commission expense.

         Our compensation and benefits increased 4% in fiscal 2000, due primarily to annual salary increases awarded in October 1999 and market adjustments awarded throughout fiscal 2000 for certain employees. This increased expenditure was partially offset by a 14% decrease in the average employee headcount during fiscal 2000 as compared to fiscal 1999.
         Information systems, technology and occupancy costs increased 1% in fiscal 2000. This increase is not indicative of the actual increase in technology spending, as we have significantly increased our expenditure on technology initiatives in fiscal 2000. However, that increase was offset by a decrease in Year 2000 expenses and increased capitalization of technology costs following the adoption of a new accounting rule. During the past year, we embarked on a number of significant system upgrades, successfully transitioned to the Year 2000, and developed online strategies to improve our service levels, work environment and productivity. We expect that these major system undertakings will continue to have an impact on our overall expenditures through fiscal 2001 and beyond. In addition, during fiscal 2000, we incurred slightly higher occupancy costs related to our site consolidation efforts, new facilities and the pending relocation of our San Mateo worldwide headquarters.

         Advertising and promotion expenses decreased 4% in fiscal 2000. We initiated a number of campaigns to increase the visibility of our three major Franklin Templeton Investments brand names: Franklin, Templeton and Mutual Series. This increased expenditure was partially offset by cost reductions associated with efficiencies in printing and marketing material production.

         Fiduciary Trust Acquisition: In October 2000, we entered into an agreement to acquire Fiduciary Trust Company International in an all-stock transaction valued at approximately $825 million. In addition to the purchase price, the agreement provides for an $85 million retention pool to cover various payments aimed at retaining certain key employees of Fiduciary Trust. We expect to complete the transaction, which is subject to Fiduciary Trust shareholder and regulatory approvals and other customary closing conditions and costs, in the second quarter of fiscal 2001.

         We believe the acquisition of Fiduciary Trust will accelerate our growth and enhance the value of our products and services. Since its establishment in 1931, Fiduciary Trust has developed operations in nine countries, serving major corporations, public funds, foundations, wealthy families and endowments in the United States, Europe and Asia. We expect the acquisition to nearly double our institutional assets and provide us with access to Fiduciary's extensive client base, including approximately 1,000 high net worth families and approximately 500 institutional clients. At the time the transaction was announced, the combined entity would have had total assets under management of more than $280.0 billion.

         The principal reason for this offering is to permit the treatment of the Fiduciary Trust acquisition as a "pooling of interests" for accounting purposes.

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                                       5

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                                   ----------
         We were organized in Delaware in November 1969. Our executive offices are located at 777 Mariners Island Boulevard, San Mateo, California 94404-1585 and our telephone number is (650) 312-2000. Franklin, Templeton, Franklin Group of Funds and Mutual Series are registered trademarks of Franklin Resources, Inc. or its subsidiaries.











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                                       6

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                                  THE OFFERING

Shares offered by Franklin Resources...   7,200,000 shares

Shares to be outstanding
   after this offering.................   250,818,404 shares

Use of proceeds:.......................   For general corporate purposes,
                                          including the repayment of
                                          indebtedness under our medium term
                                          notes and revolving commercial paper
                                          programs. See "Use of Proceeds" on
                                          page 14.

NYSE and Pacific Exchange symbol.......   "BEN"

London Stock Exchange symbol...........   "FKR"


         Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters have not exercised their over-allotment option to purchase additional shares.







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                                       7

                          SUMMARY FINANCIAL INFORMATION

         The following table sets forth certain of our historical consolidated financial data as of each of the five years ended September 30, 2000. We derived this data from our audited consolidated financial statements. The information presented with respect to the year ended September 30, 1999 includes $58.5 million of restructuring charges. We intend to account for the Fiduciary Trust acquisition as a "pooling of interests." Therefore, we will restate our financial statements after closing that transaction to give it effect as though we had owned Fiduciary Trust throughout all periods presented. We have not prepared pro forma financial statements reflecting the Fiduciary Trust acquisition because we do not consider it material to our results of operations or financial condition.

                                                                    Year ended September 30,
                                                          (in millions, except AUM and per share data)
                                           ----------------------------------------------------------------------------
                                                1996           1997          1998            1999            2000
                                           --------------- ------------- -------------- --------------- ---------------
INCOME STATEMENT
----------------
Investment management fees                  $     827.4     $  1,203.9    $   1,413.3    $   1,340.6     $    1,399.1
Underwriting and distribution fees                598.3          823.7          982.6          718.9            709.3
Other revenues                                     93.8          135.7          181.4          203.0            231.7
                                            -----------     ----------    -----------    -----------     ------------
     Total operating revenues                   1,519.5        2,163.3        2,577.3        2,262.5          2,340.1
Total operating expenses                        1,102.4        1,571.8        1,935.2        1,723.4          1,676.7
                                            -----------     ----------    -----------    -----------     ------------
     Operating income                             417.1          591.5          642.1          539.1            663.4
Other income, net                                  39.1           24.3           34.2           35.0             76.2
                                            -----------     ----------    -----------    -----------     ------------
Pre-tax income                                    456.2          615.7          676.3          574.1            739.6
Taxes                                             141.5          181.7          175.8          147.4            177.5
                                            -----------     ----------    -----------    -----------     ------------
Net income                                  $     314.7     $    434.1    $     500.5    $     426.7     $      562.1
                                            ===========     ==========    ===========    ===========     ============
Earnings per share
     Basic                                  $      1.30     $     1.72   $       1.98   $       1.69    $        2.28
     Diluted                                       1.25           1.71           1.98           1.69             2.28
EBIT (1)                                    $     493.1     $    662.3    $     716.6    $     604.6     $      764.9
EBITDA (2)                                        530.5          723.5          798.3          704.9            877.5

BALANCE SHEET
-------------
Total assets                                $   2,374.2     $  3,095.2    $   3,480.0    $   3,666.8     $    4,042.4
Total debt                                        399.9          611.6          612.4          403.2            362.9
Stockholders' equity                            1,400.6         1854.2         2280.8         2657.0          2,965.5

ASSETS UNDER MANAGEMENT ("AUM")
-------------------------------
(in billions)
Equity funds                                $      74.0     $     145.8   $     122.4    $     134.4    $       151.5
Fixed income funds                                 61.6            65.0          70.2           67.9             63.8
Hybrid funds                                       12.4            11.5          11.2           10.2              9.3
Money funds                                         3.6            3.7            4.8            5.6              5.3
                                            -----------     ----------    -----------    -----------     ------------
     Total AUM                              $     151.6     $    226.0    $     208.6    $     218.1     $      229.9
                                            -----------     ----------    -----------    -----------     ------------
     Simple monthly average AUM             $     141.1     $    192.0    $     226.9    $     219.8     $      227.7

KEY RATIOS
----------
ROE (3)                                            24.6%          26.7%          24.2%          17.3%            20.0%
Operating expenses/operating revenues              72.5           72.7           75.1           76.2             71.6
EBITDA/total revenues                              33.3           32.4           30.1           30.3             35.6
Debt/total capitalization                          22.2           24.8           21.2           13.2             10.9


(1)  EBIT is defined as earnings before interest expense and taxes on income.
(2) EBITDA is defined as earnings before interest expense, taxes on income, depreciation and the amortization of intangibles. EBITDA, as we define it, may not be comparable to similarly named measures used by other companies. EBITDA is not a generally accepted accounting principle measure and should

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     not be considered as an alternative to net income, liquidity, cash flows or any other measure of performance required by generally accepted accounting principles.
(3) ROE is defined as net income divided by average stockholders' equity for the year.












--------------------------------------------------------------------------------

                                  RISK FACTORS

         An investment in our common stock involves a number of risks. You should carefully consider the following risk factors and other information in this prospectus before investing in our common stock. Our business, financial condition or results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

WE FACE STRONG COMPETITION FROM NUMEROUS AND SOMETIMES LARGER COMPANIES.

         We compete with numerous investment management companies, stock brokerage investment banking firms, insurance companies, banks, online and Internet investment sites, savings and loan associations and other financial institutions. These companies also offer financial services and other investment alternatives. Recent consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. In addition, the online services that we may offer may fail to compete effectively with other alternatives available to investors. To the extent that existing or potential customers decide to invest with our competitors, our market share, revenues and net income could decline.

COMPETING SECURITIES DEALERS AND BANKS COULD RESTRICT SALES OF OUR FUNDS.

         Many of the securities dealers on whom we rely to sell and distribute Franklin, Templeton and Mutual Series fund shares also have mutual funds under their own names that compete directly with our products. The banking industry also continues to expand its sponsorship of proprietary funds. These firms or banks could decide to limit or restrict the sale of our fund shares, which could lower our future sales and cause our revenues to decline.

CHANGES IN THE DISTRIBUTION CHANNELS ON WHICH WE DEPEND COULD REDUCE OUR REVENUES AND HINDER OUR GROWTH.

         We derive nearly all of our sales through broker/dealers and other similar investment advisors. Increasing competition in these distribution channels has caused our distribution costs to rise and could cause further increases in the future. Higher distribution costs lower our net revenues and earnings. Additionally, if one of the major financial advisors who distributes our products were to cease operations, even for a few days, it could have a significant adverse impact on our revenues and earnings. Moreover, our failure to maintain strong business relationships with these advisors would impair our ability to distribute and sell our products, which would have a negative effect on our level of assets under management, related revenues and overall business and financial condition.

NEW SHARE CLASSES THAT WE HAVE INTRODUCED YIELD LOWER REVENUES AND HAVE REDUCED OPERATING MARGINS.

         Although we receive reduced or no sales charge at the time of initial investments in our class A shares that are related to tax deferred plans and involve sales of more than $1 million, and in our class B shares and C shares, we must nonetheless pay the related dealer commission. In addition, due to industry competition, the dealer commissions that we pay on these types of shares are now higher than in the past and may increase in the future. This could have a negative effect on our liquidity and operating margins.

IF OUR ASSET MIX SHIFTS TO PREDOMINANTLY FIXED-INCOME PRODUCTS, OUR REVENUES COULD DECLINE.

         We derive higher fee revenues and income from the equity assets that we manage. Changing market conditions may cause a shift in our asset mix towards fixed-income products and a decline in our income and revenue.

WE HAVE BECOME SUBJECT TO AN INCREASED RISK OF ASSET VOLATILITY FROM CHANGES IN THE GLOBAL EQUITY MARKETS.

         As our asset mix has shifted since 1992 from predominantly fixed-income to a majority of equity assets, we have become subject to an increased risk of asset volatility from changes in global equity markets. Declines in these markets have caused in the past, and would cause in the future, a decline in our income and revenue.

THE LEVELS OF OUR ASSETS UNDER MANAGEMENT ARE SUBJECT TO SIGNIFICANT
FLUCTUATIONS.

         Global economic conditions, interest rates, inflation rates and other factors that are difficult to predict affect the mix, market values, and levels of our assets under management. Fluctuations in interest rates and in the yield curve affect the value of fixed-income assets under management as well as the flow of funds to and from fixed-income funds. In turn, this affects our asset management revenues from those assets. Similarly, changes in the equity marketplace may significantly affect the level of our assets under management. The factors above often have opposite effects on equity funds and fixed-income funds, making it difficult for us to predict the net effect of any particular set of conditions on our business and to devise effective strategies to counteract those conditions.

WE FACE RISKS ASSOCIATED WITH CONDUCTING OPERATIONS IN NUMEROUS FOREIGN
COUNTRIES.

         We sell mutual funds and offer investment advisory and related services in many different regulatory jurisdictions around the world, and intend to continue to expand our operations internationally. Regulators in these jurisdictions could change their policies or laws in a manner that might restrict or otherwise impede our ability to distribute or register investment products in their respective markets, which could force us to revise our business strategy.

GENERAL ECONOMIC AND SECURITIES MARKETS FLUCTUATIONS MAY REDUCE OUR SALES AND MARKET SHARE.

         Adverse general securities market conditions, increased market volatility, currency fluctuations, governmental regulations and recessionary global economic conditions could reduce our mutual fund share sales and other financial services products sales. Increased and unusual market volatility and high valuations in the technology sector and many "new economy" stocks could also reduce our mutual fund share sales to the extent that customers decided to shift to predominately fixed-income products. Similarly, our securitized consumer receivables business is subject to marketplace fluctuation. General economic and credit market downturns could reduce the ability of our customers to repay loans, which could cause our consumer loan portfolio losses to increase.

OUR INABILITY TO MEET CASH NEEDS COULD HAVE A NEGATIVE EFFECT ON OUR FINANCIAL CONDITION AND BUSINESS OPERATIONS.

         Our ability to meet anticipated cash needs depends upon factors including our asset value, our creditworthiness as perceived by lenders and the market value of our stock. Similarly, our ability to securitize and hedge future portfolios of auto loan and credit card receivables, and to obtain continued financing for class B shares, is also subject to the market's perception of those assets, finance rates offered by competitors, and the general market for private debt. If we are unable, for any reason, to obtain these funds and financing, we may be forced to incur unanticipated costs or revise our business plan.

WE FACE INCREASED COMPETITION IN HIRING AND RETAINING QUALIFIED EMPLOYEES.

         Our continued success will depend upon our ability to attract and retain qualified personnel. Competition to hire these employees has increased, particularly in certain geographic locations where the majority of our workforce is employed. We may be forced to offer compensation and benefits to these employees at a level that exceeds inflation. With historically low unemployment in the United States, qualified personnel are now moving between firms and starting their own companies with greater frequency. If we are not able to attract and retain qualified employees, our overall business condition and revenues could suffer.

OUR EMERGING MARKET PORTFOLIOS AND RELATED REVENUES ARE VULNERABLE TO POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH EMERGING MARKETS.

         Our emerging market portfolios and revenues derived from managing these portfolios are subject to significant risks of loss from political and diplomatic developments, currency fluctuations, social instability, changes in governmental polices, expropriation, nationalization, asset confiscation and changes in legislation related to foreign ownership. Foreign trading markets, particularly in some emerging market countries are often smaller, less liquid, less regulated and significantly more volatile than the U.S. and other established markets.

DIVERSE AND STRONG COMPETITION LIMITS THE INTEREST RATES THAT WE CAN CHARGE ON CONSUMER LOANS.

         We compete with many types of institutions for consumer loans, including the finance subsidiaries of large automobile manufacturers. Some of these competitors can provide loans at significantly below-market interest rates in connection with automobile sales. Our inability to compete effectively against these companies or to maintain our relationships with the various automobile dealers through which we offer consumer loans could harm the growth of our consumer loan business.

OUR PRINCIPAL STOCKHOLDERS, INCLUDING TWO OF OUR DIRECTORS, OWN ENOUGH OF OUR SHARES TO SIGNIFICANTLY INFLUENCE OUR COMPANY, WHICH WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.

         Following the closing of this offering, our principal stockholders, including two of our directors, will beneficially own approximately 43% of our outstanding common stock. As a result, these stockholders will be able to significantly influence the outcome of any matter requiring a stockholder vote and, as a result, our management and affairs. Matters that typically require stockholder approval include the following:

         o        election of directors;

         o        merger or consolidation with another company; and

         o        sale of all or substantially all of our assets.

                           FORWARD-LOOKING INFORMATION

         This prospectus and the documents that we incorporate by reference contain certain statements that are, or may be considered to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. We generally indicate these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee" and similar words or phrases. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, and future performance. All of these forward-looking statements are subject to risks, uncertainties and assumptions, which we describe under the caption "Risk Factors" or in the documents we incorporate by reference. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus or the relevant incorporated document are made only as of the date of this prospectus or the relevant incorporated document, as the case may be, and, except as required by law, we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

                                 USE OF PROCEEDS

         We estimate that the gross proceeds to us from the sale of the 7,200,000 shares of common stock in this offering will be approximately $270.0 million, or approximately $310.5 million if the underwriters exercise in full their option to purchase additional shares from us, before deducting an assumed underwriting discount and estimated offering expenses and assuming a public offering price of $37.50 per share, the closing price of our common stock on the NYSE on December 5, 2000.

         We intend to use the net proceeds from this offering for general corporate purposes. Depending on the amount of net proceeds we receive from this offering, we may also use the net proceeds to repay up to $60.0 million of indebtedness under our medium term notes program and up to $250.0 million of indebtedness under our short-term commercial paper program. The medium term notes bear interest at 6.56% per annum and mature on March 15, 2001. Our obligations under the commercial paper program bear interest at a blended rate of 6.47% per annum with varying short-term maturity dates. Pending the application of the net proceeds, we may invest the net proceeds in short-term, interest-bearing instruments or other investment-grade securities.

         Because we cannot specify with certainty the precise uses to which the net proceeds will be allocated, our management will have broad discretion in the application of the net proceeds.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

                  Our common stock is traded on the NYSE and the Pacific Exchange under the symbol "BEN" and on the London Stock Exchange under the symbol "FKR". The following table sets forth for the fiscal quarters indicated the intra-day high and low sale prices for our common stock, as reported on the NYSE Composite Tape, and the dividends per share declared in respect of those quarters. The last reported sale price of the common stock on the NYSE on December 5, 2000 was $37.50 per share.

                                                 HIGH      LOW   CASH DIVIDENDS
                                                 ----      ---   --------------
FISCAL 1999
   First Quarter.............................   $45.62    $26.50    $0.055
   Second Quarter............................    38.38     27.00     0.055
   Third Quarter.............................    45.00     27.12     0.055
   Fourth Quarter............................    43.44     29.75     0.055

FISCAL 2000
   First Quarter.............................    35.00     27.44     0.060
   Second Quarter............................    39.19     24.63     0.060
   Third Quarter.............................    36.25     28.19     0.060
   Fourth Quarter............................    45.63     30.00     0.060

FISCAL 2001
   First Quarter through December 5, 2000....    45.34     35.25     --

--------------

                  We declared dividends of $0.24 per share in fiscal 2000 and $0.22 per share in fiscal 1999. We expect to continue paying dividends on a quarterly basis to common stockholders. In determining whether or when to pay dividends, our board of directors will exercise its discretion and will take into account a number of factors, including our earnings, capital requirements, the availability of statutory surplus and our overall financial condition.

                  As of December 1, 2000, there were approximately 4,900 record holders of our common stock. As of that date, based on nominee solicitation, we believe that there were approximately 27,000 beneficial holders of our common stock whose shares are held in street name.

                                 CAPITALIZATION

         The following table sets forth our consolidated capitalization as of September 30, 2000. Our capitalization is presented:

         o        On an actual basis; and
         o On an unaudited pro forma basis as adjusted to reflect the sale of the 7,200,000 shares in this offering, as if it had occurred on September 30, 2000, at an assumed offering price of $37.50 per share, the last reported sale price of our common stock on the NYSE on December 5, 2000, before deducting an assumed underwriting discount and estimated offering expenses payable by us.

                                                                             AS OF SEPTEMBER 30,
                                                                             -------------------
                                                                                           PRO FORMA
                                                                                           ---------
                                                                          ACTUAL          AS ADJUSTED
                                                                          ------          -----------
                                                                                (in thousands)
Cash and cash equivalents                                               $   734,071      $ 1,004,071

Current liabilities                                                         489,559         489, 559
Banking/Finance liabilities                                                 238,954          238,954
Long-term debt, less current maturities                                     294,090          294,090
Other long-term debt                                                         54,347           54,347
         Total liabilities                                                1,076,950        1,076,950
                                                                        -----------      -----------

Stockholders' equity:
Preferred stock, $1.00 par value, 1,000,000 shares authorized; none              --               --
     issued and outstanding
Common stock, $0.10 par value, 500,000,000 shares authorized;
     243,730,140 shares issued and outstanding; and 250,930,140              24,373           25,093
     shares issued and outstanding pro forma as adjusted
Capital in excess of par value                                                   --          269,280
Retained earnings                                                         2,932,166        2,932,166
Other                                                                        (3,422)          (3,422)
Accumulated other comprehensive income                                       12,376           12,376
         Total stockholders' equity                                       2,965,493        3,235,493
                                                                        -----------      -----------
                Total Capitalization ( Long-term debt plus total
                         stockholders' equity)                          $ 3,313,930      $ 3,583,930
                                                                        ===========      ===========



                             PRINCIPAL STOCKHOLDERS

         The following table sets forth information with respect to the beneficial ownership of our common stock, including the percent of total voting power, as adjusted to reflect the sale of 7,200,000 shares of our common stock offered hereby as of December 1, 2000 by:

         o each person known by us to own beneficially more than five percent of the outstanding shares of our common stock,

         o our directors and each individual who served as our chief executive officer during fiscal 2000, and

         o        all executive officers and directors as a group.

         Unless otherwise indicated, each person named in the table has sole voting power and investment power or shares such power with his or her spouse with respect to all shares of capital stock listed as owned by such person.

                                                     SHARES OF COMMON STOCK                        %TOTAL VOTING POWER
                                                     BENEFICIALLY OWNED (A)
                                          PRIOR TO THE OFFERING       AFTER THE OFFERING      PRIOR TO THE       AFTER THE
                                                                                                OFFERING         OFFERING
Harmon E. Burns (b)                                 1,846,609                 1,846,609             *                *
Martin L. Flanagan (c)                                606,927                   606,927             *                *
Allen J. Gula, Jr. (d)                                 27,973                    27,973             *                *
Charles B. Johnson (e)(f)                          46,861,149                46,861,149           19.24            18.68
Charles E. Johnson (g)                                304,596                   304,596             *                *
Gregory E. Johnson (h)                                435,066                   435,066             *                *
Rupert H. Johnson, Jr. (e)(i)                      38,165,599                38,165,599           15.67            15.22
Harry O. Kline                                          3,000                     3,000             *                *
James A. McCarthy                                       5,000                     5,000             *                *
Peter M. Sacerdote                                     25,000                    25,000             *                *
R. Martin Wiskemann (e)(j)                         22,087,724                22,087,724           9.07             8.81
Louis E. Woodworth (k)                              1,954,928                 1,954,928             *                *

Directors and Executive Officers as a
group (consisting of 18 persons)(l)                91,217,291                91,217,291           37.44            36.40
* Represents less than 1% of class

(a) Includes shares which the individual has the right to acquire within sixty
(60) days after December 1, 2000, but does not include any shares granted but not yet issued as of December 1, 2000 under incentive compensation arrangements described below.

(b) Includes 1,263,800 shares held directly and 500,002 shares held in an IRA account for which Mr. Burns holds sole voting and investment power. Also includes 77,998 shares of which Mr. Burns disclaims beneficial ownership, held by a private foundation of which Mr. Burns is a trustee. Also includes approximately 4,809 shares which represent a pro-rata number of shares equivalent to Mr. Burns' percentage of ownership of the holdings of the Franklin Resources, Inc. Profit Sharing Plan, as of September 30, 2000. Mr. Burns disclaims any beneficial ownership of such shares.

(c) Includes 606,328 shares held directly for which Mr. Flanagan holds sole voting and investment power. Also includes approximately 599 shares which represent a pro-rata number of shares equivalent to Mr. Flanagan's percentage of ownership of the holdings of the Profit Sharing Plan, as of September 30, 2000. Mr. Flanagan disclaims any beneficial ownership of such shares.

(d) Includes 6,825 shares held directly for which Mr. Gula holds sole voting and investment power. Also includes a total of 21,148 shares of unvested restricted stock granted in September 1999 under the 1998 Universal Stock Incentive Plan (the "1998 Stock Plan").

(e) The address of Messrs. C. B. Johnson, R. H. Johnson, Jr. and Wiskemann is: c/o Franklin Resources, Inc., 777 Mariners Island Boulevard, San Mateo, California, 94404.

(f) Includes 39,103,061 shares held directly. Also includes 3,963,675 shares held in an IRA account and 3,000,000 shares held in a limited partnership for all of which Mr. C. B. Johnson holds sole voting and investment power. Also includes approximately 6,447 shares which represent a pro-rata number of shares equivalent to Mr. C. B. Johnson's percentage of ownership of the holdings of the Profit Sharing Plan as of September 30, 2000. Mr. C. B. Johnson disclaims any beneficial ownership of such shares. Also includes 787,966 shares of which Mr.
C. B. Johnson disclaims beneficial ownership, held by a private foundation of which Mr. C. B. Johnson is a trustee.

(g) Includes 296,869 shares held directly for which Mr. C. E. Johnson holds sole voting and investment power. Also includes 6,237 shares held by members of Mr.
C. E. Johnson's immediate family, of which Mr. C. E. Johnson disclaims beneficial ownership. Also includes approximately 1,490 shares which represent a pro-rata number of shares equivalent to Mr. C. E. Johnson's percentage of ownership of the Profit Sharing Plan as of September 30, 2000.

(h) Includes 421,448 shares held directly for which Mr. G. E. Johnson holds sole voting and investment power. Also includes 12,538 shares held by members of Mr.
G. E. Johnson's immediate family, of which Mr. G. E. Johnson disclaims beneficial ownership. Also includes approximately 1,080 shares which represent a pro-rata number of shares equivalent to Mr. G. E. Johnson's percentage of ownership of the Profit Sharing Plan as of September 30, 2000.

(i) Includes 35,577,727 shares held directly and 2,205,245 shares held in an IRA account for which Mr. R. H. Johnson, Jr. holds sole voting and investment power. Also includes approximately 5,421 shares which represent a pro-rata number of shares equivalent to Mr. R H. Johnson's percentage of ownership of the holdings of the Profit Sharing Plan as of September 30, 2000. Mr. R. H. Johnson disclaims any beneficial ownership of such shares. Also includes 373,834 shares of which Mr. R. H. Johnson disclaims beneficial ownership, held by a private foundation of which Mr. R. H. Johnson is a trustee. Also includes 3,372 shares held by a member of Mr. R. H. Johnson's immediate family, of which Mr. R. H. Johnson disclaims beneficial ownership.

(j) Includes 20,883,474 shares held directly and 1,065,680 shares held in an IRA account for which Mr. Wiskemann holds sole voting and investment power. Also includes a total of 844 shares of unvested restricted stock granted in October 1998 under the 1998 Stock Plan. Also includes 137,726 shares of which Mr. Wiskemann disclaims beneficial ownership, held by a private foundation of which Mr. Wiskemann is a trustee.

(k) Includes 1,121,840 shares held directly and 613,088 shares held in an IRA account for which Mr. Woodworth holds sole voting and investment power. Also includes 220,000 shares held by a member of Mr. Woodworth's immediate family, of which he disclaims beneficial ownership.

(l)  Includes all of the above-named individuals, except Mr. Wiskemann.

                          DESCRIPTION OF CAPITAL STOCK

         The following summary description of provisions of our certificate of incorporation is qualified in its entirety by reference to the Delaware General Corporation Law and our certificate of incorporation, as amended, which is incorporated by reference herein.

         Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.10 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share, issuable in one or more series from time to time by resolution of our board of directors.

         As of December 1, 2000, 243,618,404 shares of our common stock and no series of preferred stock were issued and outstanding. After this offering, there will be up to an additional 8,280,000 shares of our common stock outstanding. Our common stock is listed on the New York Stock Exchange, the Pacific Exchange, Inc. and the London Stock Exchange.

         Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of any funds legally available for dividends. Holders of our common stock are also entitled, upon our liquidation, and after claims of creditors and preferences of any other class or series of our preferred stock outstanding at the time of liquidation, to receive pro rata our net assets.

         Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power, except as our board of directors may provide in the future with respect to any class or series of our preferred stock that it may authorize in the future. Shares of our common stock are not redeemable and have no subscription, conversion or preemptive rights.

         Our board of directors has the authority to issue shares of preferred stock by resolution in one or more series of equal rank with such different series, designations, preferences and other relative participating, optional or other special rights, and qualifications, limitations and restrictions thereof, including the number of shares in each series, preferences upon liquidation or dissolution, dividend and conversion rights and rates, and redemption provisions of the shares constituting any class or series, without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights or both.

                                  UNDERWRITING

         Franklin Resources and the underwriters for the offering named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

                                 Underwriters                  Number of Shares
                                 ------------                  ----------------
         Goldman, Sachs & Co...................................
         Merrill Lynch, Pierce, Fenner & Smith Incorporated....
                                                                    ---------
                  Total........................................     7,200,000
                                                                    ---------

         If the underwriters sell more shares than the total number set forth in the table above, the underwriters will have an option to buy up to an additional 1,080,000 shares from Franklin Resources to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

         The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Franklin Resources. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,080,000 additional shares.

                                              No Exercise        Full Exercise
                                              -----------        -------------
Per Share.............................      $                  $
Total.................................      $                  $

         Shares sold by the underwriters to the public will initially be offered at the price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

         Under the terms of the underwriting agreement, Franklin Resources and certain of its directors, officers and stockholders will agree with the underwriters not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

         In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Franklin Resources in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

         The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

         Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Franklin Resources' stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the relevant exchange, in the over-the-counter market or otherwise.

         Franklin Resources estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $ .

         Certain of the underwriters or their respective affiliates may be customers of Franklin Resources in the ordinary course of business. In addition, certain of the underwriters or their respective affiliates have provided from time to time, and expect to provide in the future, investment banking and other financial services to Franklin Resources and its affiliates, for which such underwriters or their affiliates have received or will receive customary fees and commissions. Goldman Sachs also is acting as financial advisor to Fiduciary Trust in connection with the acquisition of Fiduciary Trust by Franklin Resources, for which it will receive a customary fee.

         Franklin Resources has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                            VALIDITY OF COMMON STOCK

         The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York and for the underwriters by Sullivan & Cromwell, Los Angeles, California.

                                     EXPERTS

         Our financial statements as of September 30, 1999 and 2000 and for each of the years in the three-year period ended September 30, 2000, included in our Annual Report on Form 10-K for the year ended September 30, 2000, have been audited by PricewaterhouseCoopers LLP, independent accountants as set forth in their report thereon included herein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on its public reference room. The Commission also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         We have filed with the Commission a registration statement and related exhibits on Form S-3 under the Securities Act of 1933, as amended. This prospectus, which is a part of the registration statement, omits certain information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety to that reference.


  No dealer, salesperson or other person is  authorized to
give any information or to represent anything not contained
in this prospectus.  You must not rely on any unauthorized                                   7,200,000 Shares
information or representations.  This prospectus is an offer to sell only the shares offered hereby, but only under
circumstances and in jurisdictions where it is lawful to do                              FRANKLIN RESOURCES, INC.
so.  The information contained in this prospectus is current only as of its date.

                    _____________________                                                      Common Stock

                      TABLE OF CONTENTS
                                                    Page
                                                    ----
Incorporation of Certain Documents by
     Reference...........................................i
Prospectus Summary.......................................1
Risk Factors.............................................10                                _____________________
Forward Looking Information..............................13
Use of Proceeds..........................................14
Price Range of Common Stock and                                                                PROSPECTUS
     Dividend Policy.....................................14
Capitalization...........................................15
Principal Stockholders...................................16                                _____________________
Description of Capital Stock.............................18
Underwriting.............................................19
Validity of Common Stock.................................20
Experts..................................................20
Where You Can Find More Information......................20
                                                                                           GOLDMAN, SACHS & CO.

                                                                                            MERRILL LYNCH & CO.

                                                                                    Representatives of the Underwriters


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses that we expect to incur in connection with the issuance and distribution of the securities described in this Registration Statement, other than the underwriting discount. All amounts, except the SEC registration fees, are estimated.

                 SEC registration fee.................         $79,382
                 Printing and postage fees............            *
                 Legal fees and expenses..............            *
                 Accounting fees and expenses.........            *
                 Miscellaneous........................            *
                        Total                              $*

                 * To be provided by amendment


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against liabilities, costs and expenses actually and reasonably incurred by him in his capacity as a director or officer or arising out of such action, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. No indemnification may be provided where the director, officer, employee or agent has been adjudged by a court, after exhaustion of all appeals, to be liable to the corporation, unless a court determines that the person is entitled to such indemnity.

         Section 102(b)(7) of the DGCL permits a corporation to relieve its directors from personal liability for monetary damages to the corporation or its stockholders for breaches of their fiduciary duty as directors except for (i) a breach of the duty of loyalty, (ii) failure to act in good faith, (iii) intentional misconduct or knowing violation of law, (iv) willful or negligent violations of certain provisions of the DGCL (Sections 174, 160 and 173) imposing certain requirements with respect to stock purchases, redemptions and dividends or (v) any transaction from which the director derived an improper personal benefit.

         The above provisions of the DGCL are non-exclusive.

         In addition to the above described provisions, the Company's certificate of incorporation relieves its directors from personal liability for a breach of fiduciary duty as a director as set forth in Section 102(b)(7) of the DGCL.

         The Company's by-laws provide that directors, officers, employees and agents who have been successful on the merits or otherwise in a civil or criminal action referred to in Section 145(a) or 145(b) of the DGCL shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection therewith.

         It is the Company's policy to enter into indemnification agreements ("Indemnification Agreements") with its directors, some of whom are also executive officers ("Indemnified Persons"). The Indemnification Agreements provide for the prompt indemnification "to the fullest extent permitted by law," and the prompt advancing of attorneys' fees and all other costs, expenses and obligations paid or incurred by the Indemnified Person in connection with a Claim.

         A "Claim" consists of participation in any threatened, pending or completed action, or any inquiry or investigation that the Indemnified Person in good faith believes might lead to the institution of any such action, and must be related to the fact that the Indemnified Person is or was a director, officer, employee, agent or fiduciary of the Company or is or was serving at the request of the Company in such a capacity for another entity.

         Additionally, the Indemnification Agreements provide that if the Company pays an Indemnified Person pursuant to the Indemnification Agreements, the Company will be subrogated to the Indemnified Person's rights to recover from third parties.

         However, the Indemnification Agreements prohibit such indemnification
(i) in connection with any Claim initiated by the Indemnified Person against the Company or any director or officer of the Company unless the Company has joined in or consented to the Claim or (ii) if the Board of Directors or other person or body appointed by the Board of Directors determines that such indemnification is not permitted under applicable law. In the event of such determination, the Indemnified Person agrees to reimburse the Company for all amounts that the Company has advanced to the Indemnified Person in respect of such indemnification.

         The Indemnification Agreements also provide that if there is a change in control of the Company, the Company will seek legal advice from special, independent counsel selected by the Indemnified Person and approved by the Company with respect to matters thereafter arising concerning rights of the Indemnified Person under the Agreement. Additionally, the Indemnification Agreements provide that if there is a potential change in control, the Company will, upon written request of the Indemnified Person, fund a trust to satisfy expenses reasonably anticipated to be incurred in connection with a Claim relating to an indemnifiable event. The Company is not currently, nor does it expect to be, subject to a change in control.

         The Company has purchased an insurance policy indemnifying its officers and directors and the officers and directors of its subsidiaries against claims and liabilities (with stated exceptions) to which they may become subject by reason of their positions with the Company as directors and officers.

         The Commission has taken the position that although indemnification by a registrant for liabilities arising under the Securities Act may be provided as described above, such indemnification is unenforceable because it is against public policy as expressed in the Securities Act. Therefore, if a director, officer or controlling person asserts such a claim for indemnification, the Company will, unless in the opinion of counsel for the Company the question has previously been decided by controlling legal precedent, ask a court of competent jurisdiction to determine whether such indemnification by it is unenforceable as being against public policy as expressed in the Securities Act.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit No.         Exhibit Description
-----------         -------------------
1.1*                Form of Underwriting Agreement

2.1 Amendment and Plan of Share Acquisition dated as of October 25, 2000 between Fiduciary Trust Company International and Franklin Resources, Inc. (incorporated by reference to the Registrant's registration statement on Form 8-K/A, filed on October 26, 2000).

3.1 Certificate of Incorporation, as filed November 28, 1969 (incorporated by reference to Exhibit (3)(i) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994).

3.2 Certificate of Amendment of the Certificate of Incorporation, as filed March 1, 1985 (incorporated by reference to Exhibit (3)(ii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994).

3.3 Certificate of Amendment of the Certificate of Incorporation, as filed April 1, 1987 (incorporated by reference to Exhibit (3)(iii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994).

3.4 Certificate of Amendment of the Certificate of Incorporation, as filed February 2, 1994 (incorporated by reference to Exhibit (3)(iii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994).

3.5 Amended and Restated By-laws (incorporated by reference to Exhibit 3(ii) to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2000)

4.1**    Specimen Common Stock Certificate

5.1** Opinion of Weil, Gotshal & Manges LLP as to the legality of the shares being registered.

21.1 List of Subsidiaries (incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2000)

23.1**   Consent of PricewaterhouseCoopers LLP

23.2**   Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1 hereto).

24.1     Power of Attorney (included on page II-5).

         -----------------
         * Filed herewith
         **To be provided by amendment.

ITEM 17. UNDERTAKINGS.

         The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and the decision of such court will be the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Mateo, state of California, on this 7th day of December, 2000.

                        FRANKLIN RESOURCES, INC.

                        By: /s/ Charles B. Johnson
                           --------------------------------
                        Charles B. Johnson, Chairman, Chief
                        Executive Officer and Member - Office of the Chairman

         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Martin L. Flanagan, and Leslie M. Kratter or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-3 (including all pre-effective and post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on December 7, 2000 in the capacities indicated.

SIGNATURE                                        CAPACITY                              DATE
---------                                        --------                              ----
/s/ Charles B. Johnson                           Chairman, Chief Executive Officer,    December 7, 2000
---------------------------                      Member - Office of the Chairman,
     Charles B. Johnson                          and Director

/s/ Harmon E. Burns                              Vice Chairman and Member - Office     December 7, 2000
---------------------------                      of the Chairman, and Director
     Harmon E. Burns

/s/ Martin L. Flanagan                           President, Member - Office of the     December 7, 2000
---------------------------                      President, and Chief Financial
     Martin L. Flanagan                          Officer

/s/ Allen J. Gula, Jr.                           President, and Member - Office of     December 7, 2000
---------------------------                      the President
     Allen J. Gula, Jr.

/s/ Gregory E. Johnson                           President, Member - Office of the     December 7, 2000
---------------------------                      President, and Director
     Gregory E. Johnson

/s/  Rupert H. Johnson, Jr.                      Vice Chairman, Member - Office of     December 7, 2000
---------------------------                      the Chairman, and Director
     Rupert H. Johnson, Jr.


/s/ Harry O. Kline                               Director                              December 7, 2000
----------------------------
     Harry O. Kline

/s/ James A. McCarthy
----------------------------                     Director                              December 7, 2000
     James A. McCarthy

/s/ Peter M. Sacerdote
----------------------------                     Director                              December 7, 2000
     Peter M. Sacerdote

/s/ Charles R. Sims                              Vice President-Finance, Chief         December 7, 2000
----------------------------                     Accounting Officer and Treasurer
     Charles R. Sims

/s/ Louis E. Woodworth
----------------------------                     Director                              December 7, 2000
     Louis E. Woodworth


EXHIBIT INDEX

Exhibit No.         Exhibit Description
-----------         -------------------

1.1*     Form of Underwriting Agreement

2.1 Amendment and Plan of Share Acquisition dated as of October 25, 2000 between Fiduciary Trust Company International and Franklin Resources, Inc. (incorporated by reference to the Registrant's registration statement on Form 8-K/A, filed on October 26, 2000).

3.1 Certificate of Incorporation, as filed November 28, 1969 (incorporated by reference to Exhibit (3)(i) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994).

3.2 Certificate of Amendment of the Certificate of Incorporation, as filed March 1, 1985 (incorporated by reference to Exhibit (3)(ii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994).

3.3 Certificate of Amendment of the Certificate of Incorporation, as filed April 1, 1987 (incorporated by reference to Exhibit (3)(iii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994).

3.4 Certificate of Amendment of the Certificate of Incorporation, as filed February 2, 1994 (incorporated by reference to Exhibit (3)(iii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994).

3.5 Amended and Restated By-laws (incorporated by reference to Exhibit 3(ii) to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2000)

4.1**    Specimen Common Stock Certificate

5.1** Opinion of Weil, Gotshal & Manges LLP as to the legality of the shares being registered.

21.1 List of Subsidiaries (incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2000)

23.1**   Consent of PricewaterhouseCoopers LLP

23.2**   Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1 hereto).

24.1     Power of Attorney (included on page II-5).

         -----------------

 *Filed herewith
**To be provided by amendment.